SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number: 0-4466
The GEO Group, Inc. 401(k) Plan
The GEO Group, Inc.
(Name of issuer of securities held pursuant to the Plan)
One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
(Address of principal executive offices)

THE GEO GROUP, INC. 401(K) PLAN

DECEMBER 31, 2008

Page
Report of Independent Registered Public Accounting Firm	3
Financial statements:
Statements of net assets available for benefits	4
Statement of changes in net assets available for benefits	5
Notes to financial statements	6
Schedule of assets (held at end of year)	12
Signatures	13
Ex-23.1 Consent of Cherry, Bekaert & Holland, L.L.P.	14
Ex-99.1 Certification pursuant to Section 906	15
EX-23.1
EX-99.1

Report of Independent Registered Public Accounting Firm
To the Corporate Retirement Committee
The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida
We have audited the accompanying statements of net assets available for benefits of The GEO Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.
Tampa, Florida
June 11, 2009

THE GEO GROUP, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	December 31,
	2008	2007
Assets
Cash, interest bearing	$—	$2,133

Investments, at fair value:
Guaranteed interest account	6,815,279	6,163,896
Mutual funds	13,336,497	19,224,052
The GEO Group, Inc. unitized stock account	3,982,137	6,912,362

	24,133,913	32,300,310

Participant loans	1,875,798	1,485,803

Net assets available for benefits at fair value	26,009,711	33,788,246

Adjustment from fair value to contract value for interest in guaranteed interest account relating to fully benefit-responsive investment contract	90,581	(74,308)

Net assets available for benefits	$26,100,292	$33,713,938

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment income:
Interest and dividends	1,001,490	1,544,009
Net appeciation in fair value of investments	—	2,371,746

	1,001,490	3,915,755

Contributions:
Participant	3,895,758	3,918,306
Employer	1,033,326	777,630
Rollover	516,119	410,069

	5,445,203	5,106,005

Total additions	6,446,693	9,021,760

Deductions from net assets attributed to:
Net depreciation in fair value of investments	9,150,810	—
Benefits paid to participants	4,861,120	6,579,863
Administrative expenses	48,409	35,593

Total deductions	14,060,339	6,615,456

Net increase (decrease)	(7,613,646)	2,406,304

Net Assets Available for Benefits, Beginning of Year	33,713,938	31,307,634

Net Assets Available for Benefits, End of Year	$26,100,292	$33,713,938

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Note 1 — Plan Description
Plan Description — The GEO Group, Inc. 401(k) Plan, (the “Plan”) was amended and restated on January 1, 1999 and January 1, 2007 by The GEO Group, Inc. (the “Company”) as a defined contribution plan. The Plan is subject to the provisions of the Employment Retirement Security Act of 1974 (“ERISA”).
The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.
Participation — An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.
Contributions and Allocations — The Plan permits tax-deferred contributions of from 1% to 75% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.
The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year. Total participant contributions are subject to certain limitations established by the IRC.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as of the date of the allocation.
Participant Loans — Participants may borrow from their accounts a minimum of $1,000 not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts. The interest rates on loans outstanding as of December 31, 2008 and 2007 ranged from 5.0% to 9.25%. Participant loans are valued at cost which approximates fair value.
Forfeited Accounts — At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $186,000 and $184,000, respectively. These accounts will be used to reduce future employer contributions. During 2008 and 2007, employer contributions were reduced by approximately $103,000 and $79,000, respectively, from the use of forfeited nonvested amounts.
Vesting — Participants vest in the Company’s contributions upon completion of three years of vesting service, as defined. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Note 1 — Plan Description (continued)
Payment of Benefits — Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or may be used by the employee to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Adoption of New Accounting Standard — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.
The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Note 2 — Summary of Significant Accounting Policies (continued)
Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Mutual Funds — These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
The GEO Group, Inc. Unitized Account — The GEO Group, Inc. unitized account is based on cash held in the account plus the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year and is classified within level 1 of the valuation hierarchy.
Guaranteed Interest Account — These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in the general assets of MassMutual Life Insurance Company who guarantees a fixed interest rate. The investment contracts are classified within level 3 of the valuation hierarchy.
Loans to Participants — Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.
Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits — Benefit claims are recorded when they have been processed and approved for payment by the Plan.
Note 3 — Fair Value of Financial Investments, Carried at Fair Value
See “Adoption of New Accounting Standard” in Note 2 above for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Note 3 — Fair Value of Financial Investments, Carried at Fair Value (continued)
Below are the Plan’s financial instruments carried at fair value on a recurring basis at December 31, 2008 by the FAS 157 fair value hierarchy levels described in Note 2:

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total Fair Value
Assets:
Guaranteed interest account	$—	$—	$6,815,279	$6,815,279
Mutual funds	13,336,497	—	—	13,336,497
Unitized stock account	3,982,137	—	—	3,982,137
Participant loans	—	—	1,875,798	1,875,798

Total assets	$17,318,634	$—	$8,691,077	$26,009,711

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2008:

				Sales,
				Issuances,
		Appreciation		Maturities,	Transfers In
	Beginning	(Depreciation)	Interest and	Settlements,	or Out of	Ending Fair
	Fair Value	of Investments	Dividends	Net	Level 3, Net	Value
Guaranteed interest account	$6,163,896	$108,977	$30,535	$511,871	$—	$6,815,279
Participant loans	1,485,803	—	—	389,995	—	1,875,798

Total	$7,649,699	$108,977	$30,535	$901,866	$—	$8,691,077

Note 4 — Investments
Investments that represent 5% or more of the net assets available for benefits at December 31, 2008 and 2007 are as follows:

	2008		2007
		Market		Market
	Shares	Value	Shares	Value
Mass Mutual Premier Focused International Fund	151,443	$1,332,718	155,996	$2,377,373
Diversified Bond (SAGIC), at contract value	616,502	6,905,860	563,977	6,089,588
Mass Mutual Select Strategic Bond Fund	235,358	1,969,952	183,843	1,840,265
Mass Mutual Select Core Opportunities Fund	224,037	1,451,776	233,781	2,536,529
Mass Mutual Select Indexed Equity Fund	409,137	3,359,030	436,527	5,888,747
Mass Mutual Select Small Company Value Fund	191,155	1,657,329	195,718	2,464,087
The GEO Group, Inc. Unitized Stock Account	405,833	3,982,137	468,238	6,912,362

Note 4 — Investments (continued)
The following summarizes the net appreciation (depreciation) (including gains and losses on investments bought, sold and held during the year) of investments for the years ended December 31, 2008 and 2007:

	2008	2007
Guaranteed interest account, at contract value	$273,866	268,670
Mutual funds	(7,278,645)	(402,163)
Unitized stock account	(2,146,031)	2,505,239

	$(9,150,810)	2,371,746

Note 5 — Guaranteed Interest Account
In 2007, the Plan entered into a benefit-responsive investment contract with the State Street Bank Diversified Bond Fund (the “SAGIC Fund”). The SAGIC Fund maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the plan by the SAGIC Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by the SAGIC Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $6,815,279 and $6,163,896 at December 31, 2008 and 2007, respectively. The crediting interest rate is based on a formula agreed upon with the issuer.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Note 5 — Guaranteed Interest Account (continued)
The guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with investment agreement.

	2008	2007
Average yields
Based on actual earnings	4.22%	4.46%
Based on interest rate credited to participants	4.22%	4.46%
Note 6 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
Note 7 — Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 20, 2000, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Note 8 — Administrative Expenses
In 2007, the Company changed its policy by requiring the Plan to pay for all costs of Plan administration, which includes third-party administrator fees. The costs of administration are passed on to the participants ratably based on participant balances.
Note 9 — Party-In-Interest Transactions
Certain Plan investments held during 2008 and 2007 are managed by MML Investors Services Inc., a subsidiary of Mass Mutual Life Insurance Company (“Mass Mutual”), the Plan’s third-party administrator. Mass Mutual is the trustee for the Plan’s mutual funds and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in The GEO Group, Inc. unitized stock account, which primarily holds common stock in the Company and therefore, these transactions qualify as party-in-interest transactions.
Note 10 — Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO GROUP, INC. 401(K) PLAN
(Plan Number 001, Employer Identification Number 65-0043078)
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of investment
	Identity of issue	including maturity date,	(e)
	borrower, lessor or	rate of interest, collateral,	Current
(a)	similar party	par or maturity value	value

		Guarantee Interest Accounts:
	State Street Bank	Diversified Bond	$6,815,279

		Pooled/Mutual Funds:
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement, Inc Fund	84,515
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2010 Fund	245,848
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2020 Fund	332,152
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2030 Fund	267,671
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2040 Fund	258,180
*	Mass Mutual Life Insurance	Mass Mutual Select Large Cap Value Fund	206,924
*	Mass Mutual Life Insurance	Mass Mutual Select Core Opportunities Fund	1,451,776
*	Mass Mutual Life Insurance	Mass Mutual Select Indexed Equity Fund	3,359,030
*	Mass Mutual Life Insurance	Mass Mutual Premier Capitalization Appreciation Fund	142,001
*	Mass Mutual Life Insurance	Mass Mutual Select Mid-Cap Value Fund	375,948
*	Mass Mutual Life Insurance	Mass Mutual Select Mid-Cap Growth Equity II Fund	484,174
*	Mass Mutual Life Insurance	Mass Mutual Select Small-Cap Value Equity Fund	31,386
*	Mass Mutual Life Insurance	Mass Mutual Select Small Company Value Fund	1,657,329
*	Mass Mutual Life Insurance	Mass Mutual Select Small-Cap Growth Equity Fund	73,367
*	Mass Mutual Life Insurance	Mass Mutual Premier Global Fund	125,058
*	Mass Mutual Life Insurance	Mass Mutual Premier Focused International Fund	1,332,718
*	Mass Mutual Life Insurance	Mass Mutual Select Strategic Bond Fund	1,969,952
*	Mass Mutual Life Insurance	Mass Mutual Select Balance Fund	938,468

			13,336,497
		Unitized Account:
*	The GEO Group, Inc.	The GEO Group, Inc. unitized stock account	3,982,137

		Participant Loans:
	Participant loans	Participant loans (interest rates of 5.0% to 9.25%, maturing no later than 2015)	1,875,798

		Adjustment from fair value to contract value for interest in guaranteed interest account relating to fully benefit-responsive investment contract	90,581

		Total	$26,100,292

*	Party-In-Interest as defined by ERISA

**	Column (d) cost information is not presented as these assets are self-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group Inc. 401(k) Retirement Plan
Date: June 12, 2009	/s/ John G. O’Rourke
JOHN G. O’ROURKE
Plan Administrator